

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 24, 2006

Mr. Marvin F. Romanow
Chief Financial Officer
Nexen Inc.
801 – 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3P7

> **Re:**   **Nexen Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 23, 2006**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2006**
> **Filed July 14, 2006**
> **Response Letters Dated September 19, 2006 and October 10, 2006**
> **File No. 001-06702**

Dear Mr. Romanow:

   We have reviewed your filings and response letters and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.   Given an amendment will be required, please make all the revisions you agreed to make in future filings in the amended Form 10-K for the year ended December 31, 2005. This includes revisions as noted in your responses 1, 7, 8, 10, and 13 of your September 19, 2006 letter.

Reserves Recognition, page 12

As we discussed in a phone conversation on October 5, 2006 we waive prior comment two of our letter dated August 31, 2006.

Executive Summary of 2005 Results, page 31

2.   We have reviewed your response to prior comment six, regarding the reserve replacement metrics you disclose. We understand you believe the before-royalty figures are necessary to satisfy your Canadian regulatory disclosure requirements; and acknowledge your March 5, 2004 agreement to disclose both before-and after-royalty information. We believe that you should revise your disclosure to include comparable measures of reserve replacement, using the after-royalty figures and all reserve changes presented in your reserve reconciliation tables, alongside all disclosures of before-royalty amounts, as previously agreed. Please revise your document accordingly.

3.   We have reviewed your response to prior comment nine confirming that your proved reserves at December 31, 2005 increased from 22% in 2003 to 42% in 2005. As this appears to be material we believe you should disclose it directly in a risk factor. Therefore, we reissue our prior comment nine.

Oil and Gas Accounting – Reserves Determination, page 70

4.   Please include the information provided in response to prior comment 10, concerning the scope and definitions for evaluations and audits conducted by third-party petroleum engineers, in your revised document. Please be sure to clarify your disclosure indicating that independent engineers assessed a certain percentage of your proved oil and gas reserves and to indicate who performed this service. We believe revision in this area is necessary to comply with the requirements of Instruction 4B of Item 102 in Regulation S-K.

5.   We have reviewed the information you provided in response to prior comment 11, and note that in the McDaniel evaluation a certain volume of syncrude reserves were included and that both McDaniel and Nexen arrived at identical volumes for these reserves. However, these volumes do not appear to be included in your filing as proved oil and gas reserves. If you remove the syncrude from the McDaniel evaluation, the difference between that evaluation and yours increases to nearly 15%. We believe that any individual property estimate greater than 10% should be reconciled or the lower number reported. We note most of the individual property estimates show differences greater than 10% with some as high as 64%. Please revise your document to disclose the range of these individual estimates and to include an explanation of the differences.

6.	Please tell us if the syncrude reserves were included in the 80% of reserve volumes assessed by outside experts. If so, please amend your filing to disclose the percentage of the proved reserves that the outside experts assessed, excluding the syncrude quantities. Tell us who in your organization decides on the properties the outside experts are engaged to review and the basis for those decisions.

Special Note to Canadian Investors, page 80

7.	We note that you have not complied with prior comment 12, regarding the absence of disclosure addressing the significance of your undeveloped reserves. We continue to believe separate disclosure setting forth the undeveloped reserve quantities, on an equivalent and percent basis, along with details about your plans to develop the properties would be appropriate under Instructions 1 and 3 to Item 102 of Regulation S-K.

8.	We have reviewed your response to prior comment 14, regarding your disclosure of synthetic reserves before royalties. We understand that you believe the inclusion of this information in your filing is necessary to comply with Canada law, under the exemption you have obtained from certain provisions in NI 51-101. However, it is not clear that your requirement to disclose differences between the standards applied extends to the numerical reserves estimates. We reissue prior comment 14.

Financial Statements

Note 21 – Difference Between Canadian and U.S. Generally Accepted Accounting Principles, page 119

Notes to the Consolidated U.S. GAAP Financial Statements, page 121

9.	We note your response to our prior comment 15 per letter dated August 31, 2006 and your proposed revised disclosure per letter dated October 10, 2006. Please include your revised disclosure in an amendment to the Form 10-K for fiscal year ended December 31, 2005, further revised to clarify that your adjustment to retained earnings under U.S. GAAP relates to stock options granted prior to your adoption of SFAS 123 in 2003.

Closing Comments

	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief